CONSENT TO ACTION BY SHAREHOLDER

OF

EYE ON MEDIA NETWORK, INC.

WITHOUT A MEETING

WHEREAS, Jack Namer (“Shareholder”), is a shareholder of Eye On Media Network, Inc., a Florida corporation (the “Company”), who owns fifty million 50,000,000 shares of Company Series A Preferred Stock (the “Preferred Stock”) with 10 votes per share, and deems it appropriate to vote all of his shares of the Preferred Stock in favor of changing the name of the Company, and that such shareholder action shall occur pursuant to a written consent without a meeting in accordance with Fla. Stat. § 607.0704(1) (2016).

NOW THEREFORE, pursuant to Section 607.0704(1) of the Florida Business Corporation Act, Shareholder hereby exercises his rights as a shareholder of the Company and consents to take this action without a meeting, waives notice of a meeting to take the corporate action set forth herein and votes all of his shares of Company Preferred Stock in favor of the amendment of the Company’s Articles of Incorporation to change the name of the Company to Ethos Media Network, Inc. and for the filing of such Articles of Amendment with the Florida Department of State, Division of Corporations.

This Consent to Action by Shareholder Without A Meeting is hereby executed and delivered to the Company at its principal address at 1500 N.W. 65th Ave., Plantation, Florida 33313, and is dated and effective this 19th day of May, 2017.

/s/:  Jack Namer

Jack Namer, Shareholder

Company Receipt Acknowledged:

/s/:  Jack Namer

Date:

May 19, 2017

Jack Namer, Director